K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 30, 2017

VIA EDGAR
Mr. Ed Bartz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Capital Appreciation Fund – Selective Review of Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A (File Nos. 002-98634; 811- 04338)

Dear Mr. Bartz:
This letter requests selective review with respect to Post-Effective Amendment No. 54 (the “Post-Effective Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) of Eagle Capital Appreciation Fund (the “Trust”) in accordance with the Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies.1  The Post-Effective Amendment was filed with the Securities and Exchange Commission (“SEC”) on January 19, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”).  The purpose of the Post-Effective Amendment is to register Class T shares of the Trust.
The disclosure in the Post Effective Amendment is the same, in all materials respects, as the disclosure in the Trust’s currently effective Registration Statement, with the exception of the disclosures relating to the Class T shares.  The Trust’s currently effective Prospectus and Statement of Additional Information (“SAI”) were last filed with the SEC in Post-Effective Amendment No. 52 to the Registration Statement on February 29, 2016 pursuant to Rule 485(b) under the 1933 Act (Accession No. 0000894189-16-008013).  The Trust’s Prospectus and SAI were last reviewed by the Staff in Post-Effective Amendment No. 47 to the Registration Statement, which was filed with the SEC on December 13, 2013 pursuant to Rule 485(a) under the 1933 Act (Accession No. 0000898432-13-001593).
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1 Investment Company Act Release No. 13768 (February 15, 1984).

Mr. Ed Bartz
January 30, 2017

   If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Susan L. Walzer Daniel R. Dzibinski Eagle Asset Management, Inc
 .